Exhibit 5.1

September 23, 2009

Louisiana-Pacific Corporation

414 Union Street, Suite 2000

Nashville, Tennessee 37219

Re:	20,700,000 Shares of Common Stock of Louisiana-Pacific
Corporation Offered Through Underwriters

Ladies and Gentlemen:

We have acted as counsel for Louisiana-Pacific Corporation, a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company of up to 20,700,000 shares of common stock, par value $1.00 per share, of the Company (the “Shares”) and the associated preferred stock purchase rights of the Company that may be issued to the holders of the Shares (the “Rights” and, collectively with the Shares, the “Securities”), pursuant to the Underwriting Agreement (the “Underwriting Agreement”) entered into between the Company and Goldman, Sachs & Co., as representative of the several underwriters named in Schedule I thereto (the “Underwriters”).

In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinions. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that:

1.	The Shares, when issued and delivered to the Underwriters pursuant to the terms of the Underwriting Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable.

2.	When issued in accordance with the Rights Agreement, dated as of May 23, 2008 (the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A., as rights agent, the Rights will be validly issued.

The opinions expressed herein are limited to the General Corporation Law of the State of Delaware, including applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of any other law of the State of Delaware or the laws of any other jurisdiction.

The opinion set forth in paragraph 2 is limited to the corporate authorization and valid issuance of the Rights under the corporation laws of the State of Delaware. We do not express any opinion herein with respect to any other aspect of the Rights, the effect of equitable principles or fiduciary considerations relating to the authorization, execution, delivery or administration of the Rights Agreement or the issuance of the Rights or the enforceability or any particular provisions of the Rights Agreement. In rendering the opinion set forth in paragraph 2 above, we have assumed that the Board of Directors of the Company has acted and will act in accordance with its fiduciary duties with respect to the authorization, execution, delivery and administration of the Rights Agreement and the issuance of the Rights.

Louisiana-Pacific Corporation

September 23, 2009

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3 (Reg. No. 333-161050) (the “Registration Statement”) and to the reference to Jones Day under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day